Exhibit 12.1

ZIOPHARM Oncology, Inc.
Computation of Ratio of Earnings to Fixed Charges
and to Combined Fixed Changes and Preference Dividends
	Year Ended December 31,					Nine Months Ended September 30,
$ In Thousands, Except Ratio	2006	2007	2008	2009	2010	2011
Fixed charges:
Interest Expense	$-	$-	$-	$-	$-	$-
Amortized premiums discounts and capitalized expenses related to indebtedness	-	-	-	-	-	-
	$-	$-	$-	$-	$-	$-

Earnings (loss):
Net income (loss) before tax benefit (provision)	$(17,857)	$(26,608)	$(25,231)	$(7,649)	$(32,670)	$(50,534)
Add fixed charges	-	-	-	-	-	-
	$(17,857)	$(26,608)	$(25,231)	$(7,649)	$(32,670)	$(50,534)

Ratio of earnings to fixed charges	*	*	*	*	*	*

Deficiency of earnings to fixed charges	$(17,857)	$(26,608)	$(25,231)	$(7,649)	$(32,670)	$(50,534)

* Less than one to one coverage